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                              September 20, 2022

       Mengmeng (Pan) Li
       Chief Financial Officer
       JinkoSolar Holding Co., Ltd.
       1 Jingke Road
       Shangrao Economic Development Zone
       Jiangxi Province , 334100
       People   s Republic of China

                                                        Re: JinkoSolar Holding
Co., Ltd.
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed April 28,
2022
                                                            File No. 001-34615

       Dear Mr. Li:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2021

       Item 3. Key Information, page 5

   1. Please revise future filings to disclose that trading in your securities may be prohibited under the Holding
Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or
investigate completely your auditor, and that as a result an exchange may determine to delist
your securities. Please also revise future filing to disclose whether your auditor is subject
to the determinations announced by the PCAOB on December 16,
                                                        2021.
   2. At the onset of Item 3, please revise future filings to provide a clearer description of how cash is transferred
through your organization. Quantify any cash flows and transfers of other assets by type
that have occurred between the holding company and its subsidiaries,
 Mengmeng (Pan) Li
JinkoSolar Holding Co., Ltd.
September 20, 2022
Page 2
         and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your future disclosures should make clear if no transfers, dividends, or distributions have been made to date.
Part I , page 5

3. At the onset of Part I, please revise future filings to prominently disclose the following:
             whether your auditor is subject to the determinations announced by the PCAOB on
             December 16, 2021;
             whether and how the Holding Foreign Companies Accountable Act, the Accelerating
             Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections to two consecutive years instead of three years;
             whether you have been or expect to be identified by the Commission under the
             HFCAA; and
             provide a cross-reference to more detailed disclosures in your risk factors, including the heading of the risk factor.
4. At the onset of Part I, please revise future filings to prominently disclose that you are not a
         Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
5. At the onset of Part I, please revise future filings to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the
         company   s operations in China. Your disclosure should make clear
whether these risks
         could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions
         by China   s government, such as those related to data security or
anti-monopoly concerns,
         have or may impact the company   s ability to conduct its business,
accept foreign
         investments, or list on a U.S. or other foreign exchange.
6. At the onset of Part I, please revise future filings to clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using
       terms such as    we    or    our    when describing activities. For
example, disclose, if true, that
FirstName LastNameMengmeng (Pan) Li
       your subsidiaries conduct operations in China and that the holding company does not
Comapany    NameJinkoSolar
       conduct                Holdingclearly
                operations. Disclose    Co., Ltd.
                                              the entity (including the
domicile) in which investors
       own20,
September   an interest.
               2022 Page 2
FirstName LastName
 Mengmeng (Pan) Li
FirstName
JinkoSolar LastNameMengmeng     (Pan) Li
           Holding Co., Ltd.
Comapany 20,
September  NameJinkoSolar
               2022         Holding Co., Ltd.
September
Page 3     20, 2022 Page 3
FirstName LastName
Item 3.D. Risk Factors
It may be difficult to effect service of process on, or to enforce any judgments obtained outside the PRC...., page 55

7. As it appears your officers and directors are located in China, please revise future filings to also include a separate Enforceability section, to disclose the difficulty of bringing actions and enforcing judgements against these individuals. Mengmeng (Pan) Li
FirstName
JinkoSolar LastNameMengmeng     (Pan) Li
           Holding Co., Ltd.
Comapany 20,
September  NameJinkoSolar
               2022         Holding Co., Ltd.
September
Page 4     20, 2022 Page 4
FirstName LastName
Operating and Financial Review and Prospects
Liquidity and Capital Resources
Operating Activities, page 110

8. In your discussions of operating cash flows, please revise future filings to discuss the changes in working capital components that impacted cash flows from operations for all periods presented. Please also revise future filings to expand your disclosures to discuss the underlying reasons for changes in material components, including advance from third party customers, accounts payable, inventories, accounts receivable from third party, and advances to suppliers.
Financial Statements
34. Additional Information - Condensed Financial Statements of the Parent Company, page F-68

9. If applicable, please revise the parent company condensed financial statements in future filings to separately disclose the amounts of cash dividends paid to the parent for each of the last three fiscal years by consolidated subsidiaries, unconsolidated subsidiaries, and
         50% or less owned persons accounted for by the equity method. See Rule 12-04 of
         Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Anne Mcconnell,
Staff Accountant at 202-551-3709 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing